SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)

Meredith Corporation

(Name of Issuer)

Common Stock ($1.00 par value) and Class B Common Stock ($1.00 par value)

(Title of Class of Securities)

589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

(CUSIP Number)

Chris Sidwell

c/o Meredith Corporation

1716 Locust Street

Des Moines, Iowa 50309

515-284-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Katherine C. Meredith, individually, as investment director/trustee of various trusts created by deceased members of the Meredith family and as a board member of an Iowa not-for-profit corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /X/(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States Citizen

	7	SOLE VOTING POWER
NUMBER OF SHARES		0 shares of Common Stock and
0 shares of Class B Common Stock
BENEFICIALLY	8
SHARED VOTING POWER
OWNED BY		0 shares of Common Stock and
0 shares of Class B Common Stock
EACH
	9	SOLE DISPOSITIVE POWER
REPORTING		0 shares of Common Stock and
0 shares of Class B Common Stock
PERSON
	10	SHARED DISPOSITIVE POWER
WITH		0 shares of Common Stock and
0 shares of Class B Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0

14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP No. 589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
D. Mell Meredith Frazier, individually, as investment director/trustee of various trusts created by deceased Meredith family members, and as a board member of an Iowa not-for-profit corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /X/(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States Citizen

	7	SOLE VOTING POWER
NUMBER OF SHARES		61,884* shares of Common Stock and
1,917,822 shares of Class B Common Stock
BENEFICIALLY	8
SHARED VOTING POWER
OWNED BY		99,612 shares of Common Stock and
1,172,082 shares of Class B Common Stock
EACH
	9	SOLE DISPOSITIVE POWER
REPORTING		61,884 shares of Common Stock and
1,917,822 shares of Class B Common Stock
PERSON
	10	SHARED DISPOSITIVE POWER
WITH		99,612 shares of Common Stock and
1,172,082 shares of Class B Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
161,496 shares of Common Stock and 3,089,904 shares of Class B Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0% of shares of Common Stock (assuming conversion of the Class B) and 44.0% shares of Class B Common Stock

14	TYPE OF REPORTING PERSON
IN

* Includes vested options for 53,600 shares of Common Stock.

SCHEDULE 13D

CUSIP No. 589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Edwin T. Meredith, IV, individually, as investment director/trustee of various trusts created by deceased Meredith family members, and as a board member of an Iowa not-for-profit corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /X/(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States Citizen

	7	SOLE VOTING POWER
NUMBER OF SHARES		2,020,213 shares of Class B Common Stock

BENEFICIALLY	8
SHARED VOTING POWER
OWNED BY		99,612 shares of Common Stock and
1,172,082 shares of Class B Common Stock
EACH
	9	SOLE DISPOSITIVE POWER
REPORTING		2,020,213 shares of Class B Common Stock

PERSON
	10	SHARED DISPOSITIVE POWER
WITH		99,612 shares of Common Stock and
1,172,082 shares of Class B Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
99,612 shares of Common Stock and 3,192,295 shares of Class B Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1% of shares of Common Stock (assuming conversion of the Class B) and 45.4% shares of Class B Common Stock

14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP No. 589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

Item 4.	Purpose of the Transaction.

This Amendment is being filed to report the following transactions by the Reporting Persons:

On December 18, 2014, Katherine C. Meredith died. Upon Katherine C. Meredith’s death, she ceased to have voting or dispositive control over any shares of Common Stock or Class B Common Stock of Meredith Corporation (the “Company”) and subsequent to her death:

(1) D. Mell Meredith Frazier and Edwin T. Meredith, IV acquired shared voting power with respect to 7,200 shares of Common Stock and 436,326 shares of Class B Common Stock of the Company;

(2) D. Mell Meredith Frazier and Edwin T. Meredith, IV acquired shared dispositive power with respect to 7,200 shares of Common Stock and 529,670 shares of Class B Common Stock of the Company;

(3) On March 5, 2015, D. Mell Meredith Frazier and Edwin T. Meredith, IV, as investment advisors of the Primary Marital Trust held under The 2013 Edwin T. Meredith, III 1969 Insurance Trust (the “Primary Marital Trust”), converted 10,000 shares of Class B Common Stock of the Company into Common Stock of the Company and then sold the 10,000 shares of Common Stock of the Company;

(4) On March 6, 2015, D. Mell Meredith Frazier and Edwin T. Meredith, IV, as investment advisors of the Primary Marital Trust, converted 40,000 shares of Class B Common Stock of the Company into Common Stock of the Company and then sold the 40,000 shares of Common Stock of the Company;

(5) On May 19, 2015, non-Reporting Persons acquired sole voting and dispositive power with respect to 1 share of Common Stock and 1,097,758 shares of Class B Common Stock of the Company over which Katherine C. Meredith previously had voting and dispositive power.

Item 5.	Interest in Securities of the Issuer.

(a)	D. Mell Meredith Frazier: 161,496 shares of Common Stock (8.0%* of Common Stock outstanding) 3,089,904 shares of Class B Common Stock (44.0% of Class B Common Stock outstanding)

Edwin T. Meredith, IV: 99,612 shares of Common Stock (8.1%* of Common Stock outstanding) 3,192,295 shares of Class B Common Stock (45.4% of Class B Common Stock outstanding)

*Assumes conversion of Class B into Common Stock. The Class B Common Stock is convertible, share for share, into Common Stock.

(b)	See facing pages for each reporting person.

D. Mell Meredith Frazier and Edwin T. Meredith, IV are sister and brother. Under Rule 13d-3, persons who have the power to vote or dispose of the shares listed above either alone or jointly with others are deemed to be the beneficial owners of such shares. Because the voting or dispositive power of certain shares listed above is shared, the same securities in such cases are attributed to more than one of the Reporting Persons.

(c)	No transactions in shares of Common Stock or Class B Common Stock were effected by any of the Reporting Persons in the past 60 days except for the transactions described in Item 4 or previously reported on an amendment to this Schedule 13D.

(d)	None

(e)	Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 16, 2015

/s/ D. Mell Meredith Frazier
D. Mell Meredith Frazier

/s/ Edwin T. Meredith, IV
Edwin T. Meredith, IV